UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

GoodRx Holdings, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

38246G108

(CUSIP Number)

March 2, 2022

Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38246G108

1	Name of Reporting Person: Abdiel Qualified Master Fund, LP I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,510,506
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,510,506

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 2,510,506
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.9%*
12	TYPE OF REPORTING PERSON PN

*

Based on 86,216,364 shares of Class A Common Stock outstanding as of February 23, 2022, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2021 filed with the Securities and Exchange Commission on March 1, 2022.

CUSIP No. 38246G108

1	Names of Reporting Person: Abdiel Capital, LP I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 84,449
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 84,449

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 84,449
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%*
12	TYPE OF REPORTING PERSON PN

*

Based on 86,216,364 shares of Class A Common Stock outstanding as of February 23, 2022, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2021 filed with the Securities and Exchange Commission on March 1, 2022.

CUSIP No. 38246G108

1	Names of Reporting Person: Abdiel Capital Management, LLC I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,594,955*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,594,955*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 2,594,955*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0%**
12	TYPE OF REPORTING PERSON OO

*	Consists of 2,510,506 shares of Class A Common Stock held by Abdiel Qualified Master Fund, LP and 84,449 shares of Class A Common Stock held by Abdiel Capital, LP.
**

Based on 86,216,364 shares of Class A Common Stock outstanding as of February 23, 2022, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2021 filed with the Securities and Exchange Commission on March 1, 2022.

CUSIP No. 38246G108

1	Names of Reporting Person: Abdiel Capital Advisors, LP I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,594,955*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,594,955*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 2,594,955*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0%**
12	TYPE OF REPORTING PERSON PN, IA

*	Consists of 2,510,506 shares of Class A Common Stock held by Abdiel Qualified Master Fund, LP and 84,449 shares of Class A Common Stock held by Abdiel Capital, LP.
**

Based on 86,216,364 shares of Class A Common Stock outstanding as of February 23, 2022, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2021 filed with the Securities and Exchange Commission on March 1, 2022.

CUSIP No. 38246G108

1	Names of Reporting Person: Colin T. Moran I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,594,955*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,594,955*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 2,594,955*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0%**
12	TYPE OF REPORTING PERSON IN

*	Consists of 2,510,506 shares of Class A Common Stock held by Abdiel Qualified Master Fund, LP and 84,449 shares of Class A Common Stock held by Abdiel Capital, LP.
**

Based on 86,216,364 shares of Class A Common Stock outstanding as of February 23, 2022, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2021 filed with the Securities and Exchange Commission on March 1, 2022.

CUSIP No. 38246G108

AMENDMENT NO. 3 TO SCHEDULE 13G (FINAL AMENDMENT)

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Class A Common Stock of the Issuer on August 16, 2021, Amendment No. 1 thereto filed on August 31, 2021 and Amendment No. 2 thereto filed on January 18, 2022 (as so amended, the “Schedule 13G”). Terms defined in the Schedule 13G are used herein as so defined.

The following Items of the Schedule 13G are hereby amended and restated as follows:

Item 4	Ownership:

(a) through (c):

The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Amendment No. 3 to Schedule 13G.

Abdiel Capital Management, LLC and Abdiel Capital Advisors, LP serve as the general partner and the investment manager, respectively, of Abdiel Qualified Master Fund, LP and Abdiel Capital, LP. Colin T. Moran serves as managing member of Abdiel Capital Management, LLC and Abdiel Capital Partners, LLC, which serves as the general partner of Abdiel Capital Advisors, LP. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

Item 5	Ownership of Five Percent or Less of the Class:

If this statement is being filed to report the fact that the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Class A Common Stock, check the following: [X]

CUSIP No. 38246G108

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 4, 2022

ABDIEL QUALIFIED MASTER FUND, LP

By:	Abdiel Capital Management, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL, LP

By:	Abdiel Capital Management, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL MANAGEMENT, LLC

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL ADVISORS, LP

By:	Abdiel Capital Partners, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

COLIN T. MORAN

By:	/s/ Colin T. Moran
Colin T. Moran, Individually